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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52266

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cogent Alternative Strategies, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

121 Via Florenza
(No. and Street)

Palm Beach Gardens	FL	33418
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Beigel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cogent Alternative Strategies, Inc, as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI B. MORTON
MY COMMISSION # HH 450954
EXPIRES: October 31, 2027

Signature: G Beigel

Title: President

Lori B. Morton
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENT

<u>**YEAR ENDED MARCH 31, 2024**</u>

COGENT ALTERNATIVE STRATEGIES, INC.
FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2024

TABLE OF CONTENTS

SECTION I
REPORT PURSUANT TO RULE 17(a)-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of Cogent Alternative Strategies, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc. as of March 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc. as of March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cogent Alternative Strategies, Inc.'s management. Our responsibility is to express an opinion on Cogent Alternative Strategies, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cogent Alternative Strategies, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cogent Alternative Strategies, Inc.'s auditor since 2021.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
May 23, 2024

COGENT ALTERNATIVE STRATEGIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

ASSETS

Cash	$	172,311
Accounts receivable	$	9,600
Total assets	$	181,911

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:

Accounts payable and accrued expenses	$	21,603

Stockholder's equity

Common stock, .01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	1,406,990
Retained earnings	(1,246,692)
Total stockholder's equity	160,308
Total liabilities and stockholder's equity	$ 181,911

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2024

Note 1 -   **ORGANIZATION AND NATURE OF BUSINESS**

Cogent Alternative Strategies, Inc. (the "Company") began doing business in July 2000 as a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The principal source the Company's income is generated from the private placement of securities. In this capacity, the Company places assets with investment managers for its qualified individual and institutional customers. In addition, the Company acts as an agent for secondary private placements and other similar transactions.

Note 2 -   **SIGNIFICANT ACCOUNTING POLICIES**

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Note 3 -   **CASH IN BANK**

Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. The Company maintains all of its cash in one financial institution located in the US.

Note 4 -   **PROVISION FOR INCOME TAXES**

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company prepares its income tax returns on the cash basis.

The Financial Accounting Standards Board ("FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to be the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2020, 2021 and 2022. As of March 31, 2024, the Company's federal and state tax returns generally remain open for the last three years, management has determined that there are no material uncertain income tax positions.

Note 5 -   **RULE 15C-3-3**

The Company does not claim an exemption from the provisions of Rule 15c-3-3. The provisions of SEA Rule 15c3-3 are not applicable to the Company under the guidance of Footnote 74 of SEC Release No. 34-70073 in that the Company carries no customer accounts.

Note 6 -   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2024, the Company had Net Capital of $150,708, which was in excess of the minimum requirement of $5,000 by $145,708. The Company's percentage of aggregate indebtedness to net capital was 14.33%.

Note 7 -   **LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS**

As of March 31, 2024, the Company had not entered into any subordinated loan agreements.

Note 8 -   **CUSTOMER CONCENTRATION**

The Company had one customer that represented 100% of total revenue for the year ended March 31, 2024. The customer represented 100% of accounts receivable at March 31, 2024.

Note 9 -   **PROFIT SHARING PLAN**

The Company adopted a Profit Sharing Plan during 2016 covering the Shareholder.

Note 10 -   **DEFINED BENEFIT PLAN**

The Company instituted a defined benefit pension plan ("the Plan") covering the shareholder. The initial actuarial valuation of the plan was as of January 1, 2016 and the most recent actuarial valuation was performed in March 31, 2024. The assets supporting the Plan are held in a separate investment fund and are valued at fair value. A fiscal year end is used as the measurement date for the plan.

The Plan is currently adequately funded as there is no short fall which is the difference between the Fair Value of Plan Assets and the Defined Benefit Obligation as of March 31, 2024. The Plan is governed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan was designed to provide the maximum allowable benefit (as limited by Section 415 of the Internal Revenue Code) to its sole participant. The Plan is subject to Title I of the ERISA funding rules which provide a range of acceptable funding contributions provided by an Enrolled Actuary. Because the sole participant of the plan is also the sole member of the Company, the Plan is exempt from Title IV of ERISA and not covered under the federal insurance pension program ("the PBGC"). As a result, the plan can be terminated with a shortfall (i.e. the difference between the plan assets and the plan benefit obligations) without any liability.

Note 11 -   REVENUE RECOGNITION

Fee Income is recognized as performance obligations are satisfied over the term of the contract which is when the performance obligation is met. Fees of differing amounts are collected throughout the period in accordance with the agreement terms and are based upon net asset value of funds invested by introduced investors. The Fee Income is deemed to be earned when the Company typically has no further obligation after all committed investor funds have been collected, all documents are properly executed, and title to the assets is transferred. There is no deferred revenue as of March 31, 2024.

Note 12 -   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2024 or during the year ended March 31, 2024.

Note 13 -   SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.